UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 10-SB

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
       Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                             Training Together, Inc.
--------------------------------------------------------------------------------
                 (Name of Small Business Issuer in its charter)

                               Colorado 84-1597208
--------------------------------------------------------------------------------
      (State or other jurisdiction of (I.R.S. Employer Identification No.)
                         incorporation or organization)

 6025 South Quebec St., Suite 150, Englewood, CO             80111
-------------------------------------------------     --------------------------
    (Address of principal executive offices)                (Zip Code)

Issuer's telephone number: (720) 493-0303

Securities to be registered under Section 12(b) of the Act:


          Title of each class                 Name of each exchange on which
          to be so registered                 each class is to be registered

-------------------------------------       ------------------------------------

-------------------------------------       ------------------------------------

Securities to be registered under Section 12(g) of the Act:

                         Common stock, without par value
--------------------------------------------------------------------------------
                                (Title of class)

                                     PART I

ITEM 1.   DESCRIPTION OF BUSINESS

(a)  Business Development

(a)(1)    Form and Year of Organization

     The company is a Colorado corporation organized on July 17, 2001. Executive offices are located at 6025 South Quebec Street, Suite 150, Englewood, Colorado 80111, telephone 720.493.0303, fax 720.529.6749.

(a)(2)    Any Bankruptcy, Receivership or Similar Proceeding

     None.

(a)(3) Any Material Reclassification, Merger, Consolidation, or Purchase or Sale of a Significant Amount of Assets not in the Ordinary Course of Business

     Not applicable.

(b)  Business of the Issuer

     From September 2002 to April 30, 2003, the company sold 410,000 shares of common stock in a Regulation A offering, at $0.50 per share, for gross proceeds of $205,250. With this financing, we intend to open personal fitness training locations in Florida.

     The company's business plan is to open these locations under franchise agreements which we would buy from Fitness for Life Franchise Corporation (referred to below as the "franchisor"). However, due to general economic conditions, spending by consumers on personal training appears to be lower than in 2001 and 2002. The company is evaluating the economics of proceeding to open locations under franchises from the franchisor. If the company determines that such franchises' revenues would not support operating costs in light of current market conditions, taking into account the profitability of the franchisor's existing franchised locations, the company may decide to open one or more personal training locations without a franchise from Fitness for Life Franchise Corporation, or possibly with another franchisor. The company has not identified an alternative franchisor yet. Or, the company may change the business plan to enlarge the size of training centers and reduce the personal trainer aspect to save operating costs. To date, no decision has been made whether to remain with the original business plan, or change it.

     The discussion below assumes the company retains the original business plan and opens one or more locations with the franchisor. If there is a fundamental change in the business model, the company will report that change in a Form 8-K report.

     Assuming the company proceeds with the franchisor, we would open one "Fitness Together" personal fitness training location in Florida under a franchise we will buy from the franchisor. Additional locations may be opened in Florida in 2003 or 2004, or in other states, if the initial site is successful and we have the capital to expand. The franchisor has advised us that there are 48 operating franchised Fitness Together locations in 17 states, and that additional locations are expected to open in 2003. We have limited knowledge as to whether or to what extent these other locations are profitable, based on information provided by the franchisor.

     Each location will be in a leased space, equipped with fitness and training equipment, and staffed with "personal trainers." Clients will receive personal guidance and training designed to improve personal physical fitness through exercise and changes in nutrition. Each client will exercise in a private area with a personal trainer; each location will accommodate from four to six clients at one time. The franchise motto is "Fitness Together - 1 Client, 1 Trainer, 1 Goal."

     This chart outlines the relationships between the company and the parties with which it will do business.


           ENTITY OR PERSONS                  PAYMENTS BY TRAINING                CROSS REFERENCE FOR DETAILED
           -----------------                  --------------------                ----------------------------
                                                 TOGETHER INC.                             DISCLOSURE
                                                 -------------                             ----------

Fitness for Life Corporation             Initial franchise fees ($24,000         "The Franchise Agreement,
(franchisor)                             first location; $15,000 per             below"  and Item 2,
                                         subsequent locations), and 5% of        "Management's Discussion and
                                         monthly gross revenues per              Analysis or Plan of Operation")
                                         franchised location.

The Personal Trainer, L.L.C.*            20% quarterly net profits from          Item 6 ("Executive
(master franchisee, owned by two         Florida locations                       Compensation")
officers and directors of Training
Together, Inc.)

Thomas M. Vickers, Jr. and John          Monthly management fee of               Item 6 ("Executive
Woolford (officers and directors         $1,500 (for both individuals            Compensation")
of Training Together, Inc.)              together) per location for set up
                                         and operation

                                                 PAYMENTS BY FITNESS FOR
                                                 -----------------------
                                                    LIFE CORPORATION
                                                    ----------------

The Personal Trainer, L.L.C.*            One-half initial franchise fees and     "The Master Franchise
(master franchisee, owned by two         one-half royalties paid by              Agreement," below
officers and directors of Training       Training Together, Inc. and all
Together, Inc.)                          other Florida franchisees**

*        Master franchise for Florida.
** To date there are no other franchisees in Florida.

         There is no affiliation between the franchisor (Fitness for Life Franchise Corporation) and the company (Training Together, Inc.), and there is no affiliation between the franchisor and the master franchisee for the state of Florida (The Personal Trainer LLC).

     We intend to buy a franchise from Fitness For Life Corporation (the franchisor) to open a personal training studio in Florida. Potential sites at strip malls located in Del Ray Beach, Florida, and a site in Clearwater, Florida, are under consideration for our first studio. From 1,800 to 2,600 square feet of space will be leased, probably for a term of two to five years, with renewal options. Final site selection, signage, interior layout (including lighting, furniture and configuration of four to six training areas) will be subject to prior approval by the franchisor. The first location should be open for business in the fourth quarter 2003 (90 days after signing the franchise agreement and leasing the space). The initial franchise fee for the first location will be $24,000 ($15,000 for the second and subsequent locations in Florida), and we will pay a monthly royalty fee equal to 5% of gross receipts (see "The Franchise Agreement" below).

     The Personal Trainer, L.L.C. (owned by Mr. Vickers, Jr. and Mr. Woolford, who also are officers and directors of the company Training Together, Inc.) will receive one-half of the franchise fees and royalties we will pay to the franchisor. See Item 2 ("Management's Discussion and Analysis or Plan of Operation"). Also, we will pay The Personal Trainer, L.L.C. an amount equal to 20% of our profits from locations in Florida. See Item 6 ("Executive Compensation").

     We will operate under the franchisor's trade name "Fitness Together - 1 Client, 1 Trainer, 1 Goal" and use the Fitness For Life "franchise system" under the franchise agreement (identical for each location except for description of territory, see below). The franchise system includes trade names, trademarks, operating manuals, advertising and promotional materials, and other materials which the franchisor has developed for personal training studios.

     Each customer will pay the company from $37.00 to $60.00 per hour for a training session, which typically will be for one hour with an experienced personal trainer (our employee), working on aerobics, relaxation techniques, free weights and other fitness equipment in the privacy of one of the studio's private training areas. The hourly rate will depend on the number of sessions purchased (there's a discount for more sessions purchased at one time). These sessions are designed to maximize a customer's training time and money spent, and therefore maximize the overall improvement in physical condition and weight management.

     We will not charge customers any facility or equipment fees or membership dues, or require them to sign long term contracts. We will encourage customers to sign up for 20 to 100 sessions at a time to obtain a per session discount from us; a minimum of 20 sessions is required for a discount. Each customer's sessions will be scheduled into the month. Customers who sign up for the discount program will pay for the scheduled sessions on a monthly "use or lose" basis (unused sessions will not carry over to the next month).

     Each location will have from 1,800 to 2,600 square feet of leased space, and have a common waiting area, changing rooms, from four to six individual training rooms equipped with aerobic and weight training equipment, and a small administrative office. We will finish the leased space for our needs.

     We will spend up to $40,000 on fitness equipment (four exercise areas) at each location. Under the franchise operations manual, certain types of brand name equipment must be at each location: Stationary bikes, treadmills, free weights, a cross trainer, etc. This mandatory equipment must be purchased from approved suppliers (not affiliated with the franchisor or the master franchisee), however, the franchisor has advised us that three equipment suppliers pay a rebate to the franchisor. The amount of this rebate equals 10% of equipment sales by any of these three suppliers to franchisees; the total dollar amount of such rebates received by the franchisor represented 3.02% of the franchisor's total revenues in 2000. The franchisor will pay the company one-half of all rebates received by the franchisor on equipment we purchase for our studios. None of the rebate funds will be paid to The Personal Trainer. Other brands from other suppliers can be purchased if submitted to and approved by the franchisor. Additional equipment can be purchased at our option. All equipment at the studios must meet the franchisor's standards for performance, design and appearance.

     Office and studio furniture and other equipment, and business computer software, also will be purchased as specified in the operations manual. We will have to maintain an inventory of equipment and supplies to operate each studio at maximum capacity. The franchisor's proprietary software for accounting, payroll, training sessions, data base and related activities will be leased to us at no cost. It must be used to record all sales and related activities, which will be fully accessible to the franchisor at all times. We will provide unaudited quarterly and annual financial statements to the franchisor.

     The success of our business initially will depend to a substantial degree on the franchisor remaining a continuing business enterprise. We will invest a considerable amount of capital in buying franchises and advertising as a Fitness for Life franchise. We also will develop our business methods around the franchisor's operating manual. If the franchise goes out of business, we would incur added costs for re-advertising and developing new signage and (to a lessor extent) operating manuals for the studios, and change over from the franchisor's proprietary software accounting system, to a new accounting system. However, we believe we would be able to stay in business with a new name and logo for the studios, if the franchise were to go out of business, provided we have the financial resources to change and advertise a new name, etc.

     MARKETING

     We expect to spend $1,000 to $2,000 each month on marketing to mail about 2,500 cards out in a five or six mile range of the studio location. We expect that over time, some of our customers will have received our mailings three or five times before coming to the studio. The target customer is 35 to 65 years old, making median Florida household annual income of approximately $120,000. The franchisor provides demographic information before we choose a studio location. We will choose a studio location specifically to be in an area with these age and income demographics. Therefore, we anticipate that most of our mailings will reach the targeted demographic profile for the location.

     We also will market through contacts with chiropractors, doctors, massage therapists, and other personal service providers.

     EMPLOYEES

     Mr. Vickers, Jr. and Mr. Woolford, officers and directors of the company, initially will be the personal trainers at the first two locations. Then, we will employ others as personal fitness trainers to take their place (cash flow permitting, see Item 6 ("Executive Compensation") and pay them approximately $15 to $17 per hour. Trainers will be experienced and certified by one of several nationwide training institutions. Additional employees will be added as necessary to assist in operating the studios. Each location will be staffed with five or six employees, once full operations are attained (a total of 10 to 12 employees for two locations, not including Mr. Woolford and Mr. Vickers, Jr.).

     THE FRANCHISE AGREEMENT

     The franchise agreement for all studios is standardized throughout the franchisor's system. On payment of the initial franchise fee, we will be granted the franchise (right to use subject to meeting conditions) the franchisor's system and its registered trademarks, for 10 years (renewable twice at five years each renewal, with no additional fee and the same general conditions including the royalty rate). The franchise will be exclusive for a territory (typically, in a five mile radius of the studio location), so the franchisor cannot grant another franchise in that territory. However, we can solicit customers outside our territory to come to our location, and another franchisee can advertise in our territory. The franchise will not give us rights to acquire a franchise to any other location, whether in an adjacent territory or otherwise.

     Our rights under the franchise will continue so long as we meet the conditions stated in the franchise agreement. The principal conditions are: An acceptable lease term for the site (usually a one-year minimum with landlord's permission to use the system's signage; operation of the studio according to the manual; advertise and market only with franchisor-approved materials; use our best efforts to run a successful studio; pay and account to the franchisor for the 5% royalty on gross revenues each month, and provide quarterly and annual financial statements to the franchisor; and maintain general business insurance with a $1 million policy and a policy on vehicles used in the business.

     The franchise agreement may be terminated if we don't meet the principal conditions stated above, or if we or our affiliates (principal shareholders) file for bankruptcy. We will not have to meet financial or other performance goals to retain our franchise. We don't have the right to terminate the agreement.

     Training at franchisor's head office in Florida is provided at our cost, as needed (our initial location will be managed by two of our officers, John Woolford and Thomas Vickers, Jr.).

     We can transfer the franchise to a franchisor-approved assignee if we pay a $10,000 transfer fee. We can relocate the site to another location in the territory.

     THE MASTER FRANCHISE AGREEMENT

     In July 2000, the franchisor signed a master franchise agreement with The Personal Trainer, LLC ("Personal Trainer"), which is the "master franchisee" for the state of Florida. Personal Trainer agreed to pay $100,000 for the master franchise (and has paid $88,000 to date). Personal Trainer has agreed to use its best efforts to locate prospective franchisees (each must meet the franchisor's criteria of experience and dedication to the business), and support the franchises awarded in Florida with consultation on site selection and lease negotiations, layout design, operating the business and marketing for customers.

     Once the full $100,000 master franchise fee has been paid, Personal Trainer will receive from the franchisor one-half of all initial franchise fees paid by franchisees, plus one-half of the 5% monthly royalty fees paid by each franchisee.

     The master franchise territory is exclusive to the master franchisee (the franchisor will not appoint another master franchisee in Florida). Only the franchisor has the right to grant individual franchises in the territory. The master franchisee will be paid for franchises granted by the franchisor without having been recommended by the master franchisee.

     The master franchise agreement does not mandate financial or other performance goals, but may be terminated by the franchisor for failure to support franchisees in a reasonable manner, or failure to comply with mandatory operating procedures. Termination of the master franchise agreement would not affect our rights under our franchise agreement.

     The Personal Trainer is owned by two officers and directors of our company. These individuals will be providing services to us, and for our customers, for Florida locations in addition to what The Personal Trainer will provide as master franchisee. In addition, The Personal Trainer will be paid an amount equal to 20% of our quarterly net profits derived from company locations in Florida. See Item 6 ("Executive Compensation") and Item 7 ("Certain Relationships and Related Transactions - Master Franchisee Relationship and Conflict of Interest").

(b)(1) Not applicable.

(b)(2) Not applicable.

(b)(3) The Company has not publicly announced any new product(s) or service(s).

(b)(4) Although our larger competitors offer personal trainer services at their "mass fitness" facilities, these services are charged in addition to the monthly dues paid by customers. Our rates include the use of equipment and a personal trainer, but we do not charge a monthly fee. Therefore, we expect that our rates will be significantly less than those charged for similar services at larger facilities. Although we do have fewer choices in equipment compared to the larger facilities, our customers will train one-on-one with their personal trainer in their personal studio area. In addition, our customers will not wait in line to use equipment, and they will not be distracted or embarrassed, as might be experienced at larger facilities where up to 50 people, or more, may be exercising at the same time in a large open area.

     Competition in Florida is fragmented. There is no industry trade publication available to us that analyzes the market, but we believe, based on observation, that the market is dominated by (a majority of customers attend) fitness centers operated by Gold's Gym, 24 Hour Fitness, and Bally's. These are national companies. Personal trainers are available at these centers for $35 - $60 per hour, but customers pay these amounts in addition to "initiation fees" of $100 to $250, plus monthly membership dues (from $10 to $150). We won't charge these fees to customers. There are a number of small individually owned fitness centers which charge approximately the same rates as the dominant corporations.

     The dominant corporations have bargaining strength: At any time, they can elect to run "new customer specials" by cutting or eliminating monthly dues or subsidizing trainer rates, and extend these specials long enough to draw customers away from our locations. Our best response will be to keep and attract customers with personalized superior customer service and sustained competitive pricing. Also, their centers have a wider variety of equipment than ours will have; we won't increase our array of equipment to compete with the national firms' centers.

(b)(5) Not applicable.

(b)(6) The company is not dependent upon one or a few major customers, but it is dependent on the franchisor.

(b)(7) The company holds no patents, trademarks, licenses, concessions, or royalty agreements, and has no labor contracts.

(b)(8) Not applicable.

(b)(9) Not applicable.

(b)(10) The company has not expended funds on research and development activities.

(b)(11) Not applicable.

(b)(12) Not applicable.


ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

(a) Management's Discussion and Analysis of Financial Condition and Results of Operations

     The company has had no revenues from operations since inception on July 17, 2001.

(b)  Plan of Operation

     The following summary financial information is taken from the financial statements filed with this Form 10-SB.

                                       June 30, 2003         December 31, 2002
                                       -------------         -----------------
                                        (unaudited)              (audited)

     Assets                            $     176,257         $     173,337
     Liabilities                       $       3,500         $      13,065
     Working Capital                   $     166,432         $    (12,924)
     Shareholders' Equity              $     172,757         $     160,272
     Revenues from inception           $         -0-         $         -0-
     Expenses from inception           $      33,347         $      13,528

     The company's business model is based on information provided by the franchisor, the limited experience of two of our officers in operating a franchise in Florida and also the business of the master franchisee in Florida (since summer 2000), and one of the officers (John Woolford) who worked at a franchised location in Colorado from 1999 to early 2001.

     We now have funds to open one franchised location and pay for overhead and marketing expenses for about 12 months while we recruit trainers and customers. When fully staffed, we anticipate fixed monthly operating expenses per location to be approximately $8,400 (including rent and management fee, but excluding payments to trainers). Assuming we have a viable location and the marketing effort produces customers in the numbers historically reported to the franchisor by other franchisees, after 16 to 18 months of operations, we hope to have 80 to 90 customers per location per month, with each location being open for 14 hours/six days per week.

     Late in 2003 or early in 2004, we may open more locations in Florida and/or in other states, if our business model is successful. Debt capital for expansion to more locations would be sought primarily through Florida banks or private institutional lenders, however, there are no arrangements in place for borrowing money at the present time. If our locations show positive cash flow for a minimum of five months, we will consider opening two more locations, depending on suitable locations being available to lease and having capital to pay for them.

     We expect to be able to satisfy our cash requirements through about June 30, 2004. Additional capital is expected to be needed only (1) if we decide to open a second location, or (2) if we decide (based on the initial store showing positive cash flow for a minimum of five months) to open more locations.

     However, current capital is limited. If our initial business strategy is unsuccessful, we may not be able to obtain more capital, and the business in that event may fail.

(c) Not applicable, because the company has no "off balance sheet arrangements" (i.e., any transaction, agreement, or other contractual arrangement to which an entity unconsolidated with the company is a party, under which the company has an "obligation" or an "interest" as defined in Regulation S-B, item 303(c)(2).

ITEM 3.   DESCRIPTION OF PROPERTY

     Our corporate office is located at 6025 South Quebec Street, suite 150, Englewood, Colorado 80111, at which also are located the offices of Summit Financial Relations, Inc. (an affiliate of David Olson, Chief Executive Officer and a director), and Thomas Vickers Investments (the sole proprietorship of Thomas Vickers, Sr., who is chairman of our board of directors). Through July 31, 2003, Summit was a sublessee of a company controlled by Thomas Vickers, Sr., which other company leased the office space occupied by the Training Together, Inc. through July 31, 2003. Under an office services agreement with Summit Financial Relations, Inc., an affiliate of David Olson, officer and director, we used a portion of the office space which was subleased by Summit. We paid Summit $500 per month for the use of office equipment and office space. The agreement was month-to-month. See Item 7 below.

     Starting August 1, 2003, we occupy a portion of the office space leased by Stand Up, LLC, and use Stand Up's office equipment. This space and use of equipment is provided to the company by Stand Up without charge. Stand Up is affiliated with Mr. Olson (see Item 5, Directors, Executive Officers, Promoters and Control Persons). As of July 31, 2003, the office services agreement with Summit was terminated. There is no office services agreement with Stand Up, LLC.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
          MANAGEMENT

     The following table sets forth certain information about beneficial ownership of our common stock, by each executive officer and director, by any person or group who is known by us to own more than 5% of our common stock, and by the officers and directors as a group. As of the date this Form 10-SB is filed, there are 2,060,500 shares issued and outstanding.

NAME AND ADDRESS                       AMOUNT OF SHARES         PERCENT OF CLASS

David C. Olson*                            -0-                         -0-
6025 South Quebec Street
Suite 150
Englewood, Colorado 80111

RBO LLC                                    600,000 **                  30%
7405 Sagebrush Drive
Parker, CO 80138

Thomas Vickers, Sr.*                       600,000 ***                 30%
6025 South Quebec Street
Suite 150
Englewood, Colorado 80111

John Woolford*                             200,000                     10%
20423 State Road 7,
Bay F-4B,
Boca Raton, FL 33498

Thomas Vickers, Jr.*                       200,000 ****                10%
20423 State Road 7,
Bay F-4B,
Boca Raton, FL 33498

Barbara Petrinsky*                         50,000                      *****
6025 South Quebec Street
Suite 150
Englewood, Colorado 80111

All Officers and Directors as a            1,650,000                   80%
Group (5 persons)


                                        9




*         Director and/or officer.

** Consists of shares owned by RBO LLC, a Colorado limited liability company whose sole manager and member is Robyn Olson, wife of David C. Olson, the company's chief executive officer. Mr. Olson disclaims beneficial ownership of the shares of the Company owned by RBO LLC.

*** Includes 200,000 shares owned by Corbo Investment Company, Ltd., owned by Thomas Vickers, Sr. and his wife Rhonda Vickers.

**** Does not include the 96,000 shares beneficially owned by Mr. Vickers, Jr. through his 48% ownership of Corbo Investments. Mr. Vickers, Jr. has no voting or dispositive rights as to his 48% passive interest in Corbo, and he disclaims beneficial ownership over the Company shares held by Corbo.

*****     Less than 1%.

     There are no arrangements which may result in a change in control of the Company. There are no warrants or options outstanding to purchase any shares of the Company.

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS

     DAVID C. OLSON, FOUNDER & CHIEF EXECUTIVE OFFICER, DIRECTOR, SINCE AUGUST 23, 2001. Since May 1997, Mr. Olson (41) has been President of Summit Financial Relations, Inc., a business consulting and investor relations firm located in Englewood, Colorado. Mr. Olson also is an officer, president and director of EasyWeb, Inc., a provider of internet site designs and services. In June, 1999, EasyWeb signed an agreement with Millenium Marketing, Inc., a private company of which Mr. Olson was president, sole director, and sole owner. Millenium had an agreement with a third party internet service provider (Big Online, Inc.) to market and sell internet sites for Big Online in the United States as an independent contractor. Millenium assigned to EasyWeb all of Millenium's rights under the agreement with Big Online, including the rights to receive fees from sale and hosting of each web site. The agreement between Millenium and EasyWeb expired September 30, 2000. Millenium now is an inactive company. Mr. Vickers, Sr. is a director and minority shareholder of EasyWeb. From January 1993 until May 1997, Mr. Olson held various positions including national sales manager at Cohig and Associates, Inc., which was a securities broker-dealer firm in Englewood, Colorado with 265 brokers and offices in 23 states which specialized in small cap and growth stocks. Mr. Olson has not been associated with any brokerage firm since May 1997.

     Mr. Olson has been a managing partner of Mail Box Money, LLC, a private company which was an independent licensed reseller of services for Airborne Express, Inc. Mail Box Money now is inactive. From April 28, 1998 to November 16, 2001, Mr. Olson was an officer and director and principal shareholder of Max Development, Inc., a minerals exploration company with common stock registered with the Securities and Exchange Commission under section 12(g) of the Securities and Exchange Act of 1934. On November 16, 2001, Max acquired all the outstanding stock of Image World Media, Inc., a development stage media content company. He resigned as president of Max on November 16, 2001. From that date until November 29, 2001, Mr. Olson was a director (but not an officer or more than 5% shareholder) of Max (renamed Image World Media, Inc.). He resigned as a director of Image World Media, Inc. on November 29, 2001 and has no further management responsibilities with that company.

     From April 1999 to February 2002, Mr. Olson was president and director of Mile High Foliage, Inc., a private company which owned land in Colorado which was to be developed as a "tree farm" to grow and sell trees to property developers in Colorado. Mile High is inactive and has no assets.

     Mr. Olson is chief operating officer of Stand Up, LLC, a private limited liability company which soon will be opening MRI imaging centers nationwide. Stand Up's MRI machines provide patients an MRI reading in standing position, in contrast to the prone and confining reading environment of standard MRI machines. Mr. Olson spends a substantial amount of his time on Stand Up business.

     Mr. Olson spends approximately 8 hours of his time each week on the company's business.

     THOMAS VICKERS, SR., CO-FOUNDER AND CHAIRMAN OF BOARD OF DIRECTORS, SINCE AUGUST 23, 2001. Mr. Vickers, Sr. (64) has been the owner and president of Thomas Vickers Investments, Englewood, Colorado, since 1984, primarily active in real estate and private investments. Mr. Vickers, Sr. is semi-retired but remains active in private investments and venture capital opportunities. Mr. Vickers, Sr. is sole manager of Corbo Investment Company, Ltd., which owns 12.1% of the company's stock, and various minority investments in private and public companies. Corbo Investment Company is owned by Mr. Vickers, Sr., his wife, and two children. See Item 7 ("Certain Relationships and Related Transactions"). Mr. Vickers, Sr. is a director of EasyWeb, Inc. See the information about David Olson above.

     Mr. Vickers, Sr. and his wife own Quail Ridge, Ltd., which owns 80 acres of undeveloped land in Douglas County, Colorado, and owns (with his wife) Futronix, Inc., which holds a few minority investments and a lease for a small office occupied by Mr. Vickers, Sr. From November 1994 to May 1999 Mr. Vickers, Sr. was manager of and owned an interest in Ocean Pines LLC, which held undeveloped land in Oceanside, Oregon.

     Mr. Vickers, Sr. was associated with A.G. Edwards & Sons from 1961 to 1973, and Dean Witter Reynolds (1973-1983) as district manager. He has not been associated with any stock brokerage firm for more than the past 10 years.

     Mr. Vickers, Sr. attended Wichita State University from 1956 to 1960. He is the father of Thomas M. Vickers, Jr.

     Mr. Vickers, Sr. spends approximately 10 hours of his time each week on the company's business.

     JOHN D. WOOLFORD, EXECUTIVE VICE PRESIDENT AND DIRECTOR, SINCE AUGUST 23, 2001. Mr. Woolford (25) attended Glendale Community College, Phoenix, Arizona, on a full baseball scholarship from 1994 to 1996, then attended Metro State College in Denver, Colorado in 1997 and 1999. In 2000 he worked at a Fitness Together franchise in Castle Rock, Colorado, and coached high school football at Douglas County (Colorado) High School. Mr. Woolford is a manager and 50% owner of The Personal Trainer LLC, Boca Raton, Florida, which became the master franchisee for Fitness For Life Corporation in Florida in June 2000.

     Mr. Woolford spends approximately 10 hours of his time each week on the company's business, the remainder being devoted to the operation of an individual Fitness For Life franchise, and the operation of the master franchise for Florida, both owned by The Personal Trainer L.L.C. When locations are opened, he is expected to spend 30 hours per week on the company's business.

     Thomas M. Vickers, Jr., President and Director, since August 23, 2001. Mr. Vickers, Jr. (29) attended the University of Kansas, Lawrence, Kansas from 1991 to 1995, majoring in business communications. From 1995 to 2000 he worked for two startup companies: Mode'Va Profiles, Inc. (a private manufacturer of interior and exterior simulated rock construction materials), and Fanatics Only, Inc., a private "fantasy football" company which has been liquidated in bankruptcy proceedings. He was not an officer or director of either of these two companies. Mr. Vickers, Jr. is a manager and 50% owner of The Personal Trainer L.L.C., Boca Raton, Florida, which became the master franchisee for Fitness For Life Corporation in Florida in June 2000.

     Mr. Vickers, Jr. spends approximately 10 hours of his time each week on the company's business, the remainder being devoted to the operation of an individual Fitness For Life franchise, and the operation of the master franchise for Florida, both owned by The Personal Trainer L.L.C. When locations are opened, he is expected to spend 30 hours per week on the company's business.

     Barbara Petrinsky, Secretary since August 23, 2001. She has been employed by Summit Financial Relations (owned by David Olson, an officer and director of the company) since November 1998. From April 1990 to July 1998, Mrs. Petrinsky was employed by the Montessori School at the Denver Technological Center. She served as the Director from September 1996 to July 1998.

     Mrs. Petrinsky spends approximately 3 hours of her time each week on the company's business. Her time is expected to increase to 10 hours per week when locations are opened.

ITEM 6.   EXECUTIVE COMPENSATION

     We will pay Thomas M. Vickers, Jr. and John Woolford, pursuant to a management agreement, a total of $1,500 per month (for the two of them) for each location, to set up and operate our training location studios in Florida, and recruit and supervise trainers. The management agreement provides that Mr. Vickers, Jr., and Mr. Woolford, each must devote 40 hours of time minimum each month to operating all of our studios in Florida, including the time they will devote to being the initial trainers for customers. The management agreement is month-to-month and may be terminated by us or by the master franchisee on 30 days' notice. If necessary, we will accrue this $1,500 monthly management fee until we attain positive cash flow sufficient to support ongoing operations plus the monthly management fee. If Mr. Vickers, Jr. and John Woolford, or their company The Personal Trainer LLC, hire additional personnel to manage our studios in Florida, the $1,500 per location monthly management fee will not be increased.

     In addition, the management agreement provides that Mr. Vickers, Jr. and Mr. Woolford each may work as trainers for our customers at the company's locations, and they would be paid for that work, in addition to the $1,500 per location management fee they will receive together, and the 20% quarterly net profits management fee which the master franchisee will receive. However, these two individuals will be entitled to be paid for trainer work only in excess of their working as personal trainers at our Florida locations which generates at least $1,500 per month, for all our Florida locations taken together, in customer fees for our company, since the initial $1,500 of personal trainer work is covered by the management agreement. For example, if the average customer hourly rate was $40, then we would pay Mr. Vickers, Jr. and Mr. Woolford (in addition to the flat monthly management fee of $1,500 per location) for personal trainer work provided by them to customers (at any or all of our locations) after at least 37.50 hours of personal training time is provided in a month at any or all of our locations (to generate $1,500 in customer fees from all Florida locations). The rate of compensation would be the same we pay to other trainers.

     Also, we will pay the master franchisee for Florida 20% of our quarterly net profits from operations of our Florida locations. "Net profits" means gross receipts less all operating and administrative expenses (including the $1,500 per location fees paid to Mr. Vickers, Jr. and Mr. Woolford together, and general corporate expenses). If the master franchisee hires personnel to help manage our locations, the 20% quarterly net profits payments for Florida locations will not be increased.

     If locations are opened, or existing franchises acquired, outside Florida, the 20% of quarterly net profits calculation for payments to the master franchisee for Florida will be based on gross receipts from Florida operations only, and operating and administrative expenses, allocated for Florida operations only, will be deducted from gross receipts. If locations are opened, or existing franchises acquired, outside Florida, we intend to set up an incentive plan for local managers to pay them up to 20% of quarterly net profits from locations under their supervision. Mr. Vickers, Jr. and Mr. Woolford may participate in such a plan, if for example the locations outside Florida were in reasonably close travel proximity to Florida and the company determines their services are needed because we can't recruit qualified local management personnel. If the participation by Mr. Vickers, Jr. and Mr. Woolford in net profits incentive arrangements for locations outside Florida appears to be prudent for the company, their participation will be approved (or not approved) by the other two directors (Mr. Olson and Mr. Vickers, Sr.). There are no present arrangements or contracts for the company to open locations or acquire existing locations outside Florida.

     There are no written employment agreements between the company and any of its officers. Mr. Vickers, Jr. and Mr. Woolford will not be separately compensated by us for service as officers or directors of the company. Mr. Olson and Mr. Vickers, Sr. will not be paid for their services to the company, but will be reimbursed travel expenses to Florida on company business.

     The company has established an equity incentive plan to award options to purchase up to 250,000 shares of common stock to employees and others, as determined by the board of directors. Options will be issued as qualified under section 422 of the Internal Revenue Code. We have not issued and have no present plans to issue any options as of the date of this Form 10-SB.

     Under the plan, the exercise price of all options must be at least equal to fair market value of the stock on the date options are granted.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     STOCK ISSUE. On January 8, 2002, the company issued 1,650,000 shares of common stock for $12,050 to five persons and one company. These transactions were not at arms-length.

     400,000 shares to Thomas Vickers, Sr. and 200,000 shares to Corbo Investment Company, Ltd. for $5,000 cash paid ($0.0083 per share) by Thomas Vickers, Sr. Mr. Vickers, Sr. is a director of the company, and sole manager of Corbo Investment Company, Ltd. Corbo is owned 2% by Mr. Vickers, Sr. and 2% by his wife Rhonda Vickers, 48% by Thomas M. Vickers, Jr., and 48% by Corie Ginger Vickers (son and daughter to Thomas Vickers, Sr. and Rhonda Vickers).

     600,000 shares to David Olson and Robyn Olson, his wife, as joint tenants, for $5,000 cash ($0.0083 per share). On September 16, 2002, Mr. Olson sold his interest in these 600,000 shares to RBO LLC, a Colorado limited liability company whose sole manager and member is Robyn Olson. Mr. Olson disclaims any voting or dispositive rights over any of the 600,000 shares owned by RBO LLC.

     200,000 shares to John Woolford for $1,000 cash ($0.005 per share). Mr. Woolford is an officer and director of the company.

     200,000 shares to Thomas Vickers, Jr. for $1,000 cash ($0.005 per share). Mr. Vickers, Jr., is an officer and director of the company.

     50,000 shares to Barbara Petrinsky for $50 cash ($0.001 per share). Ms. Petrinsky is an officer of the company.

     David Olson and Thomas Vickers, Sr. are the founders of the company. The company has not acquired, and has no plans to acquire any assets from Mr. Olson or Mr. Vickers, Sr., or from the other officers Thomas M. Vickers, Jr., John Woolford, or Barbara Petrinsky.

     The full extent of the affiliated relationships between David C. Olson, Thomas Vickers, Sr. and Barbara Petrinsky is as follows:

          EasyWeb, Inc. Mr. Olson is president, director, and a principal shareholder. Mr. Vickers, Sr. is a director and minority shareholder of EasyWeb. Mrs. Petrinsky is a minority shareholder and secretary of EasyWeb. For information on EasyWeb, see the information about Mr. Olson under "Management - Executive Officers and Directors" above.

          Summit Financial Relations, Inc. Mr. Olson owns the firm and is its sole officer and director. Mrs. Petrinsky is an employee of Summit, a Colorado corporation.

     MASTER FRANCHISEE RELATIONSHIP AND CONFLICT OF INTEREST. The Personal Trainer, LLC, the master franchisee for the state of Florida for the Fitness For Life Corporation system, is one-half owned and co- managed by Thomas Vickers, Jr., and one-half owned and co-managed by John Woolford, officers and directors of the company. The franchisor will pay to the master franchisee (or credit to the balance owed by the master franchisee on the master franchisee fee for the state of Florida) the initial and subsequent franchise fees we will pay the franchisor, until the balance of the master franchisee fee is paid. We will pay the franchisor 5% of our monthly gross receipts from all our franchise locations, of which the franchisor will pay to The Personal Trainer LLC one-half (2.5% of our gross monthly receipts). See Item 1 ("Business - The Master Franchise Agreement") above.

     The master franchise agreement was negotiated at arms-length between The Personal Trainer L.L.C. and the Fitness For Life Corporation. However, we will not require The Personal Trainer L.L.C. to pay us back the pro rata share of payments or credits it receives, even though Mr. Vickers, Jr. and Mr. Woolford are affiliates of the company.

     Because Mr. Vickers, Jr. and Mr. Woolford are directors of the company and also affiliates of the master franchisee The Personal Trainer L.L.C., and because the master franchisee will be assisting us in locating our studio sites and otherwise supporting our business operations, we have adopted a policy that Mr. Vickers, Jr. and Mr. Woolford cannot vote for or against our site location selections. This policy is designed to mitigate the conflict of interest which may be presented to Mr. Vickers, Jr. and Mr. Woolford in their dual positions with the master franchisee and our company.

     The master franchisee has the right under the master franchise agreement to assist franchisee applicants other than the company in the state of Florida. The franchisor would pay the master franchisee one- half of the franchise fees and royalties paid to the franchisor by any such franchisees, in accordance with the master franchise agreement. The company does not anticipate any conflict between sites it may want to buy franchises for, and other applicants. However, if there is such a conflict, Mr. Woolford and Mr. Vickers, Jr. would be required to act in the best interest of the company and support its applications to the franchisor, instead of the competing applicants.

     OFFICE SERVICES AGREEMENT

     Through July 31, 2003, Summit Financial Relations, Inc. provided corporate office space and use of its office equipment and administrative personnel to the company (see Item 1 ("Business - Corporate Office") above). David Olson, an officer and director of the company, is a principal shareholder, director and an officer of Summit. Through July 31, 2003, the company paid $500.00 per month to Summit for use of office space and office equipment, under an office services agreement between the company and Summit. See note (2) to the financial statements included in this Form 10-SB. Also pursuant to the agreement, Ms. Petrinsky's administrative work on behalf of the company was billed to the company by Summit at $24.00 per hour.

     As of August 1, 2003, the company had completed its move to a new location. The company uses a portion of the office space leased by Stand Up, LLC, an affiliate of Mr. Olson, and is allowed to use Stand Up's office equipment, without charge. There is no office services agreement between the company and Stand

Up. From August 1, 2003, Ms. Petrinsky's administrative work for the company will be paid directly by the company at $24.00 per hour.

ITEM 8.   DESCRIPTION OF SECURITIES

     The company was organized as a Colorado corporation on July 16, 2001. The company is authorized to issue up to 100 million shares of common stock, and 1,000,000 shares of preferred stock. In accordance with Colorado law, no par value is assigned to the common or preferred stock. The directors may issue shares for such consideration as they deem appropriate, without approval of the shareholders. The terms and conditions of any series of preferred stock may be set by the board of directors, without shareholder approval, concerning dividends, redemption rights, voting rights, participation in assets on liquidation, and otherwise.

     Holders of common stock are entitled to be paid dividends if and when declared by the board of directors, to one vote per share at meetings of shareholders, and to share in proceeds of liquidation of assets remaining after the company is dissolved and creditors have been paid. Shareholders have no preemptive rights, or rights to convert stock to other securities of the company or to cumulate votes in election of directors or otherwise. Shareholders are not liable to further calls or assessments by the company.


                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTER

(a)  There is no public trading market for the company's stock.

(b)  Holders

     The company has approximately 70 shareholders of record.

(c)  Dividends

     The company has never paid any dividends. There are no legal restrictions which limit the company's ability to pay dividends but, based on its present financial situation, it is extremely unlikely to do so in the near future.

ITEM 2.   LEGAL PROCEEDINGS

     Not applicable.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     In June 2003, the company's board of directors decided to replace the then current independent accountants, Ehrhardt Keefe Steiner & Hottman, P.C. ("EKS&H") (who audited the company's financial statements for the period from inception on July 17, 2001 through January 31, 2002), with the firm Cordovano & Harvey, P.C. ("C&H), Denver, Colorado. The decision to change firms was made based on cost considerations.

     The report of EKS&H on the company's financial statements for the period ended January 31, 2002 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles.

     In connection with the audit of the company's financial statements for the period from inception through January 31, 2002, there were no disagreements with EKS&H on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures which, if not resolved to the satisfaction of EKS&H, would have caused EKS&H to make reference to the matter in their report.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES

     On January 8, 2002 the company issued 1,650,000 shares of restricted common stock for $12,050 cash, to officers and directors, and/or entities controlled by such persons, and (in the case of the 600,000 shares held by RBO LLC) to an entity controlled and owned by a spouse of one director and officer. See Item 4 above. The company relied on the exemption from registration provided by section 4(2) of the Securities Act of 1933 for these transactions.

     From September 5, 2002 through April 30, 2003, the company sold 410,500 shares of unrestricted common stock to approximately 66 investors in a public offering, pursuant to a Notification on Form 1-A filed with the SEC. The SEC qualified the Notification on September 5, 2002. The offering was priced at $0.50 per share, for gross cash proceeds of $205,250. No commissions were paid; all shares were offered and sold by the executive officers of the company. Offering expenses were $16,946 including legal and printing costs, escrow fees, and transfer agent start-up costs. The company relied on the exemption from registration of the offer and sale of these unrestricted securities, provided by section 3(b) of the Securities Act of 1933.

     The net proceeds of the offering were $188,304. Through June 30, 2003, $18,372 has been spent: $15,391 for general and administrative expense (including $14,932 salaries to officers, and office rent and office support services to Summit Financial Services, an affiliate of David C. Olson, CEO (see note (2) to the financial statements).

ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Under its articles of incorporation, the company has full authority to indemnify its current or former directors, officers, employees, fiduciaries and agents as now or hereinafter is permitted by Section 7-109-102 of the Colorado Business Corporation Act, to the full extent permitted by that section, or its successor provisions.

     Section 7-109-102 of the Colorado Business Corporation Act permits indemnification by the company against expense and liability of a person who is or was a director of the company, or who, while a director of the company, served at the request of the company as a director, officer, partner, trustee, employee, fiduciary or agent of another entity, provided that the director (1) conducted himself in good faith, and (2) if acting in an official capacity with the company, reasonably believed that his conduct was in the company's best interests or if, in all other cases (except criminal) reasonably believed that his conduct was at least not opposed to the company's best interests.

                                    PART F/S

     The financial statements follow.

     In the opinion of the management of the company, the financial statements as of June 30, 2003 contain all adjustments (consisting of only normal recurring accruals) necessary to fairly present the financial position of the company as of that date, the results of operations for the six months ended June 30, 2003, and the cash flows for the six months ended June 30, 2003.

                                TRAINING TOGETHER, INC.
                              (A DEVELOPMENT STAGE COMPANY)
                              INDEX TO FINANCIAL STATEMENTS

                                                                                           Page
                                                                                         -------
Report of Independent Auditors...........................................................  F-2

Balance Sheets at December 31, 2002 and June 30, 2003 (unaudited)........................  F-3

Statements of Operations for the eleven months ended December 31, 2002, the period from July 16, 2001 (inception) through January 31, 2002, the period from July 16, 2001 (inception) through December 31, 2002, the six months ended June 30, 2003 (unaudited) and 2002 (unaudited), and for the period from July 16, 2001 (inception) through June 30, 2003 (unaudited)...................  F-4

Statement of Changes in Shareholders' Equity from July 16, 2001 (inception)
      through December 31, 2002 and from January 1, 2003 through June 30,
      2003 (unaudited)...................................................................  F-5

Statements of Cash Flows for the eleven months ended December 31, 2002, the period from July 16, 2001 (inception) through January 31, 2002, the period from July 16, 2001 (inception) through December 31, 2002, the six months ended June 30, 2003 (unaudited) and 2002 (unaudited), and for the period from July 16, 2001 (inception) through June 30, 2003 (unaudited)...................  F-6

Notes to Financial Statements............................................................  F-7

                         REPORT OF INDEPENDENT AUDITORS


To the Board of Directors and Shareholders
Training Together, Inc.:


We have audited the accompanying balance sheet of Training Together, Inc. (a development stage company) as of December 31, 2002, and the related statements of operations, changes in shareholders' equity, and cash flows for the eleven months ended December 31, 2002 and the period from July 16, 2001 (inception) through December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Training Together, Inc. as of and for the period from July 16, 2001 (inception) through January 31, 2002, were audited by other auditors whose report dated February 18, 2002, expressed an unqualified opinion on those statements and included an explanatory paragraph regarding the Company's ability to continue as a going concern.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Training Together, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the eleven months ended December 31, 2002 and the period from July 16, 2001 (inception) through December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company is in the development stage and has suffered operating losses since inception, which raises a substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




Cordovano and Harvey, P.C.
Denver, Colorado
June 17, 2003

                             TRAINING TOGETHER, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                 BALANCE SHEETS

                                                                                   December 31,        June 30,
                                                                                       2002             2003
                                                                                   ------------      -----------
                                                                                                     (Unaudited)
                                       ASSETS
Current Assets:
     Cash.......................................................................   $        141      $   169,932
                                                                                   ------------      -----------
                     Total current assets.......................................            141          169,932

Deposit.........................................................................             --            6,325
Restricted cash (Note 3)........................................................        156,250              --
Deferred offering costs.........................................................         16,946              --
                                                                                   ------------      -----------

                                                                                   $    173,337      $   176,257
                                                                                   ============      ===========

                          LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
     Accounts payable and accrued liabilities...................................   $     10,771      $     3,000
     Indebtedness to related party (Note 2).....................................          2,294              500
                                                                                   ------------      -----------
                     Total current liabilities..................................         13,065            3,500
                                                                                   ------------      -----------

Shareholders' equity (Notes 2 and 4):
     Preferred stock, no par value; 1,000,000 shares authorized, -0- and -0-
        (unaudited) shares issued and outstanding,
        respectively............................................................            --               --
     Common stock, no par value; 100,000,000 shares authorized,
        1,650,000 and 2,060,500 (unaudited) shares issued and
        outstanding, respectively...............................................         12,050          200,354
     Common stock subscriptions (Note 3)........................................        156,250              --
     Additional paid-in capital.................................................          5,500            5,750
     Deficit accumulated during development stage...............................        (13,528)         (33,347)
                                                                                   ------------      -----------

                     Total shareholders' equity.................................        160,272          172,757
                                                                                   ------------      -----------

                                                                                   $    173,337      $   176,257
                                                                                   ============      ===========








                                 See accompanying notes to financial statements

                                                        TRAINING TOGETHER, INC.
                                                     (A DEVELOPMENT STAGE COMPANY)
                                                       STATEMENTS OF OPERATIONS

                                                               July 16,       July 16,                                   July 16,
                                                 Eleven         2001           2001                                       2001
                                                 Months      (Inception)    (Inception)     For the Six Months Ended   (Inception)
                                                 Ended        Through        Through       ------------------------      Through
                                              December 31,   January 31,    December 31,             June 30,            June 30,
                                                  2002          2002           2002           2003          2002          2003
                                              ------------   -----------    ------------    -----------   -----------   -----------
                                                                                            (Unaudited)   (Unaudited)   (Unaudited)
Costs and expenses:
   Contributed rent (Note 2)..............    $     5,500    $       --     $    5,500      $      250    $    2,500    $     5,750
   Rent, related party (Note 2)...........            --             --            --            2,750           --           2,750
   Administrative services (Note 2).......          1,905            --          1,905           1,428           384          3,333
   General and administrative expenses ...          6,123            --          6,123          15,391         2,776         21,514
                                              -----------    -----------    ----------      ----------    ----------    -----------
                Total costs and expenses..         13,528            --         13,528          19,819         5,660         33,347
                                              -----------    -----------    ----------      ----------    ----------    -----------

                Loss before income taxes..        (13,528)           --        (13,528)        (19,819)       (5,660)       (33,347)

Income tax provision (Note 6).............            --             --            --              --            --             --
                                              -----------    -----------    ----------      ----------    ----------    -----------

                Net loss..................    $   (13,528)   $       --     $  (13,528)     $  (19,819)   $   (5,660)   $   (33,347)
                                              ===========    ===========    ==========      ==========    ==========    ===========

Basic and diluted loss per share..........    $     (0.01)   $      0.00                    $    (0.01)   $    (0.00)
                                              ===========    ===========                    ==========    ==========

Basic and diluted weighted average
   common shares outstanding..............      1,650,000      1,650,000                     1,969,125     1,650,000
                                              ===========    ===========                    ==========    ==========




                                         See accompanying notes to financial statements

                                                                F-4

                              TRAINING TOGETHER, INC.
                           (A DEVELOPMENT STAGE COMPANY)
                     STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY





                                                Preferred Stock              Common Stock
                                              -------------------      ------------------------
                                               Shares     Amount        Shares       Par Value
                                              --------   --------      ---------    -----------
Balance at July 16, 2001 (inception) ......     --           --             --      $     --
August 2001, common stock sold to
  founders ($.01/share) (Note 2) ..........     --           --        1,650,000        12,050
Net loss, period ended January 31, 2002 ...     --           --             --            --
                                              --------   --------      ---------    -----------

Balance at January 31, 2002 ...............     --           --        1,650,000        12,050

Common stock subscriptions held in
  escrow (Notes 3 and 4) ................       --           --             --            --
Office space contributed by an
  affiliate (Note 2) ....................       --           --             --            --
Net loss, eleven months ended
  December 31, 2002 .....................       --           --             --            --
                                              --------   --------      ---------    -----------

Balance at December 31, 2002 ..............     --           --        1,650,000        12,050

April 2003, common stock sold in
  public offering at $.50 per share, less
  $16,946 in offering costs (Note 4) ....       --           --          410,500       188,304
Office space contributed by an
  affiliate (Note 2) (unaudited) ........       --           --             --            --
Net loss, six months ended
  June 30, 2003 (unaudited) .............       --           --             --            --
                                              --------   --------      ---------    -----------

Balance at June 30, 2003 (unaudited) ......     --           --        2,060,500    $  200,354
                                              ========   ========      =========    ==========


                          See accompanying notes to financial statements
                                              F-5

                              TRAINING TOGETHER, INC.
                           (A DEVELOPMENT STAGE COMPANY)
                     STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY



                                                                               Deficit
                                                                             Accumulated
                                                 Common        Additional      During
                                                  Stock          Paid-In     Development
                                              Subscriptions      Capital       Stage           Total
                                              -------------    ----------    -----------     ----------

Balance at July 16, 2001 (inception) ......          --        $     --      $     --        $     --
August 2001, common stock sold to
  founders ($.01/share) (Note 2) ..........          --              --            --            12,050
Net loss, period ended January 31, 2002 ...          --              --            --              --
                                              -------------    ----------    -----------     ----------

Balance at January 31, 2002 ...............          --              --            --            12,050

Common stock subscriptions held in
  escrow (Notes 3 and 4) ................         156,250            --            --           156,250
Office space contributed by an
  affiliate (Note 2) ....................            --             5,500          --             5,500
Net loss, eleven months ended
  December 31, 2002 .....................            --              --          (13,528)       (13,528)
                                              -------------    ----------    -----------     ----------

Balance at December 31, 2002 ..............       156,250           5,500        (13,528)       160,272

April 2003, common stock sold in
  public offering at $.50 per share, less
  $16,946 in offering costs (Note 4) ....        (156,250)           --             --           32,054
Office space contributed by an
  affiliate (Note 2) (unaudited) ........            --               250           --              250
Net loss, six months ended
  June 30, 2003 (unaudited) .............            --              --          (19,819)       (19,819)
                                              -------------    ----------    -----------     ----------

Balance at June 30, 2003 (unaudited) ......            --      $    5,750    $   (33,347)    $  172,757
                                              =============    ==========    ===========     ==========


                          See accompanying notes to financial statements

                                                       TRAINING TOGETHER, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)
                                                      STATEMENTS OF CASH FLOWS

                                                                   July 16,      July 16,                                 July 16,
                                                      Eleven         2001          2001                                     2001
                                                      Months      (Inception)   (Inception)   For the Six Months Ended   (Inception)
                                                      Ended         Through       Through             June 30,            Through
                                                    December 31,  January 31,  December 31,   ------------------------    June 30,
                                                       2002          2002          2002          2003         2002          2003
                                                    ------------  -----------  ------------   -----------   -----------  -----------
                                                                                              (Unaudited)   (Unaudited)  (Unaudited)
Cash flows from operating activities:
  Net loss .......................................  $ (13,528)    $    --      $   (13,528)   $  (19,819)   $  (5,660)   $ (33,347)
  Adjustments to reconcile net loss to
    net cash used by operating activities:
      Office space contributed by
        an affiliate (Note 2) ....................      5,500          --            5,500           250        2,500        5,750
      Changes in operating liabilities:
        Prepaid expenses .........................      6,751        (6,751)          --            --           --           --
        Accounts payable and accrued expenses,
          net of accrued deferred offering costs..      4,573          --            4,573        (1,073)        (283)       3,500
                                                    ---------     ---------    -----------    ----------    ---------    ---------
              Net cash used in
                operating activities .............      3,296        (6,751)        (3,455)      (20,642)      (3,443)     (24,097)
                                                    ---------     ---------    -----------    ----------    ---------    ---------

Cash flows from investing activities:
  Payment for security deposit ...................        --           --             --          (6,325)        --         (6,325)
                                                    ---------     ---------    -----------    ----------    ---------    ---------
              Net cash provided by
                financing activities .............        --           --             --          (6,325)        --         (6,325)
                                                    ---------     ---------    -----------    ----------    ---------    ---------

Cash flows from financing activities:
  Proceeds from the sale of common stock (Note 2).        --         12,050         12,050       205,250        6,050      217,300
  Offering costs .................................     (8,454)         --           (8,454)       (8,492)        --        (16,946)
                                                    ---------     ---------    -----------    ----------    ---------    ---------
              Net cash provided by
                financing activities .............     (8,454)       12,050          3,596       196,758        6,050      200,354
                                                    ---------     ---------    -----------    ----------    ---------    ---------

                Net change in cash ...............     (5,158)        5,299            141       169,791        2,607      169,932

Cash, beginning of period ........................      5,299          --             --             141         --           --
                                                    ---------     ---------    -----------    ----------    ---------    ---------

Cash, end of period ..............................  $     141     $   5,299    $       141    $  169,932    $   2,607    $ 169,932
                                                    =========     =========    ===========    ==========    =========    =========

Supplemental disclosure of cash flow information:
  Income taxes ...................................  $    --       $    --      $      --      $     --      $    --      $    --
                                                    =========     =========    ===========    ==========    =========    =========
  Interest .......................................  $    --       $    --      $      --      $     --      $    --      $    --
                                                    =========     =========    ===========    ==========    =========    =========


                                           See accompanying notes to financial statements

                                                                  F-6

                             TRAINING TOGETHER, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND BASIS OF PRESENTATION

Training Together, Inc. (the "Company") was incorporated in the state of Colorado on July 16, 2001. The Company is a development stage enterprise in accordance with Statement of Financial Accounting Standard ("SFAS") No. 7, Accounting and Reporting by Development Stage Enterprises. The Company has been in the development stage since inception and has no revenue-producing operations to date. The Company intends to raise funds through a public stock offering and use those funds to acquire personal fitness training centers located in the state of Florida.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the accompanying financial statements, the Company is in the development stage and has suffered losses since inception. These factors, among others, may indicate that the Company will be unable to continue as a going concern for reasonable period of time.

The financial statements do not include any adjustments relating to the recoverability and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's ability to continue as a going concern is dependent upon its ability to generate sufficient cash flow to meet obligations on a timely basis and ultimately to attain profitability. The Company's management intends to obtain working capital through equity offerings to help fund the Company's business plan. There is no assurance that the Company will be successful in its efforts to raise the working capital needed to fund its business plan or achieve profitable operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

USE OF ESTIMATES

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid debt instruments with original maturities of three months or less when acquired, to be cash equivalents. The Company had no cash equivalents at December 31, 2002 or June 30, 2003 (unaudited).

FINANCIAL INSTRUMENTS

At December 31, 2002 and June 30, 2003 (unaudited), the fair value of the Company's financial instruments approximate fair value due to the short-term maturity of the instruments.

DEFERRED OFFERING COSTS

Costs related to common stock offerings are recorded initially as a deferred asset until the offering is successfully completed, at which time they are recorded as a reduction of gross proceeds in shareholders' equity. If an offering is not successful, the costs are charged to operations at that time.

                             TRAINING TOGETHER, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS

INCOME TAXES

The Company accounts for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes (SFAS 109). SFAS 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

EARNINGS/(LOSS) PER COMMON SHARE

Basic earnings per share is computed by dividing income available to common shareholders (the numerator) by the weighted-average number of common shares (the denominator) for the period. The computation of diluted earnings per share is similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if potentially dilutive common shares had been issued.

At December 31, 2002 and June 30, 2003 (unaudited), there was no variance between basic and diluted loss per share as there were no potentially dilutive common shares outstanding.

YEAR-END

During 2003, the Company changed its year-end from January 31 to December 31.

(2)  RELATED PARTY TRANSACTIONS

OFFICE SERVICES AGREEMENT

On August 23, 2001, the Company entered into an Office Services Agreement with Summit Financial Relations, Inc. ("Summit"), a company owned by an officer, director and shareholder of the Company. Under terms of the Agreement, the Company pays Summit $24 per hour for administrative services. In addition, the Company pays Summit $500 per month for the use of office space and facilities once the Company has completed the minimum requirement of its common stock offering.

The Company incurred $1,905, $-0-, and $1,905 in administrative services to Summit during the eleven months ended December 31, 2002, the period from July 16, 2001 (inception) through January 31, 2002, and the period from July 16, 2001 (inception) through December 31, 2002, respectively.

The Company incurred $1,428 (unaudited), $384 (unaudited), and $3,333 (unaudited) in administrative services to Summit during the six months ended June 30, 2003 and 2002, and the period from July 16, 2001 (inception) through June 30, 2003, respectively.

The Company paid Summit $2,250 (unaudited) for the use of office space and facilities during the six months ended June 30, 2003. As of June 30, 2003, the Company owed Summit an additional $500 (unaudited) for the use of office space and facilities. These expenses are included in the accompanying financial statements as rent, related party.

The Company also recognized contributed rent from Summit for the eleven months ended December 31, 2002, and from January 1, 2003 through January 15, 2003. The office space was valued at $500 per month based on the terms of the Office Services Agreement and is included in the accompanying financial statements as contributed rent with a corresponding credit to additional paid-in capital.

                             TRAINING TOGETHER, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS

INDEBTEDNESS TO RELATED PARTY

During the eleven months ended December 31, 2002, Summit provided administrative services to the Company valued at $1,905 and paid administrative expenses on behalf of the Company totaling $389. The balance owed Summit at December 31, 2002 of $2,294 is included in the accompanying financial statements as Indebtedness to Related Party.

COMMON STOCK SALES

In August 2001, the Company sold 1,650,000 shares of its no par common stock to its founders (officers and directors) for $12,050.

MANAGEMENT AGREEMENT

The Company entered into a Management Agreement with the master franchisee for the state of Florida on August 23, 2001. The master franchisee, The Personal Trainer, LLC ("PTLLC"), is an affiliate owned and managed by two shareholders and directors of the Company. Under the terms of the Management Agreement, the two directors will each receive $1,500 per month, per location to set up and operate the studios as well as recruiting and supervising the trainers. The payments commence after a lease has been signed for a Florida location.

Further, the directors may be paid by the Company on a monthly basis for trainer services they provide to customers of the Company, at the same rate the Company pays other personal trainers. Payments will be made only if the directors have provided services to customers in a month which has resulted in at least $1,500 of revenue for the Company from all locations.

In addition, PTLLC will be paid twenty percent of quarterly net profits, as defined in the Management Agreement, from operations of locations in Florida. The Management Agreement operates on a month-to-month basis and may be terminated by either party with 30 days written notice.

(3)  RESTRICTED CASH

At December 31, 2002, the Company had $156,250 held in escrow related to the sale of 312,500 shares of its common stock through its public offering. Proceeds from the public offering are required to be held in escrow until the Company meets the minimum requirement of the offering (see Notes 4 and 6). The restricted cash is reported as Common Stock Subscriptions in the accompanying financial statements.

On January 13, 2003, the $156,250 related to the sale of 312,500 common shares through the Company's public offering was released from the Company's restricted escrow account and deposited into its operating account.

(4)  SHAREHOLDERS' EQUITY

PREFERRED STOCK

The Board of Directors is authorized to issue shares of preferred stock in series and to fix the number of shares in such series as well as the designation, relative rights, powers, preferences, restrictions, and limitations of all such series. The Company had no preferred shares issued and outstanding at December 31, 2002.

                             TRAINING TOGETHER, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS


PUBLIC OFFERING

During the period from November 2002 through April 2003, the Company sold 410,500 shares of its common stock at $.50 per share through a public offering under Regulation A of the Securities Act of 1933, as amended. The Company received net proceeds totaling $188,304 offset by $16,946 in offering costs.

(5)  STOCK OPTION PLAN

The Company has established an Incentive Stock Option Plan (the "Plan") to award options to purchase up to 250,000 shares of the Company's common stock to employees and others, as determined by the Board of Directors. Under the terms of the Plan, the exercise price of all options issued must be equal to or greater than the fair value of the common stock on the date of grant. As of December 31, 2002 and June 30, 2003 (unaudited), no options have been granted under the terms of the Plan.

(6)  INCOME TAXES

A reconciliation of the U.S. statutory federal income tax rate to the effective tax rate is as follows:

                                                                         JULY 16, 2001
                                                          ELEVEN          (INCEPTION)      SIX MONTHS
                                                       MONTHS ENDED         THROUGH           ENDED
                                                       DECEMBER 31,       JANUARY 31,        JUNE 30,
                                                           2002              2002             2003
                                                       ------------      -------------     -----------
                                                                                           (Unaudited)
     U.S. Federal statutory graduated rate..........         15.00%              0.00%          15.00%
     State income tax rate,
       net of federal benefit.......................          3.94%              0.00%           3.94%
     Contributed rent...............................         -7.98%              0.00%          -0.72%
     Net operating loss for which no tax
       benefit is currently available...............        -10.96%              0.00%         -18.22%
                                                       ------------      -------------      ----------
                                                              0.00%              0.00%           0.00%
                                                       ============      =============      ==========


At December 31, 2002, deferred tax assets consisted of a net tax asset of $1,432, due to operating loss carryforwards of $7,565, which was fully allowed for, in the valuation allowance of $1,432. The valuation allowance offsets the net deferred tax asset for which there is no assurance of recovery. The change in the valuation allowance for the eleven months ended December 31, 2002 and from July 16, 2001 (inception) through January 31, 2002 totaled $1,432 and $-0-, respectively. The current tax benefit also totaled $1,432 and $-0-, respectively, for the eleven months ended December 31, 2002 and from July 16, 2001 (inception) through January 31, 2002. The net operating loss carryforward expires through the year 2022.

At June 30, 2003, deferred tax assets consisted of a net tax asset of $5,043 (unaudited), due to operating loss carryforwards of $26,634 (unaudited), which was fully allowed for, in the valuation allowance of $5,043 (unaudited). The valuation allowance offsets the net deferred tax asset for which there is no assurance of recovery. The change in the valuation allowance for the six months ended June 30, 2003 totaled $3,611. The current tax benefit also totaled $3,611 for the six months ended June 30, 2003.


                                       F10

                             TRAINING TOGETHER, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS

The valuation allowance will be evaluated at the end of each year, considering positive and negative evidence about whether the deferred tax asset will be realized. At that time, the allowance will either be increased or reduced; reduction could result in the complete elimination of the allowance if positive evidence indicates that the value of the deferred tax assets is no longer impaired and the allowance is no longer required.

Should the Company undergo an ownership change as defined in Section 382 of the Internal Revenue Code, the Company's tax net operating loss carryforwards generated prior to the ownership change will be subject to an annual limitation, which could reduce or defer the utilization of these losses.

                                    PART III

ITEMS 1 AND 2.     Index to Exhibits, and Description of Exhibits

                                                                      Sequential
Exhibit No.        Title of Exhibit                                     Page No.
-----------        ----------------                                     --------

Exhibit 3.0        Articles of Incorporation..................................18
Exhibit 3.1        Bylaws.....................................................22
Exhibit 4.1        Incentive Stock Option Plan................................27
Exhibit 10.0       Management Agreement...................................... 39
Exhibit 10.1       Form of Franchise Agreement................................40
Exhibit 10.2       Form of Master Franchise Agreement.........................69
Exhibit 10.3       Fitness For Life/Training Together
                   Letter Agreement re: Rebates..............................106
Exhibit 23.0       Consent of Accountants....................................107



                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


TRAINING TOGETHER, INC.


Date: August 26, 2003                       By:   /s/ David C. Olson
                                                 -------------------------------
                                                 DAVID C. OLSON,
                                                 Chief Executive Officer